Exhibit 99.1

Aspire Global concludes license review by UKGC

On November 23, 2022, Aspire Global (“Aspire”), a subsidiary of NeoGames S.A (Nasdaq: NGMS) reached the conclusion of its license review by the United Kingdom Gambling Commission (UKGC) which identified certain shortcomings in the system of controls it uses to monitor risks associated with its relationship with its partners. Aspire cooperated with the Commission throughout the investigation and took immediate corrective steps to address the identified failings. Aspire has received a warning and has agreed to pay a financial penalty of £237,600.

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Editor’s notes

About Aspire Global

Aspire Global is a leading B2B-provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. The B2B-offering comprises of a robust technical platform, proprietary casino games, a proprietary sportsbook, and a game aggregator. The platform itself can be availed of exclusively or combined with a wide range of services.

The Group operates in 31 regulated markets spanning Europe, America and Africa, including countries like the US, UK, Netherlands, Denmark, Portugal, Spain, Ireland, Nigeria, Colombia and Mexico. Offices are located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India, Italy and Gibraltar.